UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June 2023

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF SUMITOMO MITSUI FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-261754) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Jun Okahashi
	Name:	Jun Okahashi
	Title:	General Manager, Financial Accounting Dept.

Date:    June 29, 2023

Exhibit 99.1

This document has been translated from the Japanese original for reference purposes only. In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail. Sumitomo Mitsui Financial Group, Inc. assumes no responsibility for this translation or for direct, indirect or any other forms of damages arising from the translation.

(Translation)
June 29, 2023
To All Shareholders
Jun Ohta
Director President
Sumitomo Mitsui Financial Group, Inc. 1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo, Japan

NOTICE OF RESOLUTIONS OF

THE 21st ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

We are pleased to announce that the matters outlined below were reported and resolved at the 21st Ordinary General Meeting of Shareholders of Sumitomo Mitsui Financial Group, Inc. (the “Company”) held today.

Matters reported:

1.  Business Report, Consolidated Financial Statements for the 21st Fiscal Year (from April 1, 2022 to March 31, 2023) and results of the audit of the Consolidated Financial Statements by the Accounting Auditor and the Audit Committee

The contents of the above were duly reported.
2. Non-Consolidated Financial Statements for the 21st Fiscal Year (from April 1, 2022 to March 31, 2023)
The contents of the above were duly reported.

Proposals resolved:
Company Proposals
Proposal No. 1: Appropriation of Surplus

The matter was approved as originally proposed. The dividend at the end of the fiscal year was determined to be ¥125 per share of Common Stock (¥240 per share of Common Stock for the annualized dividend).

Proposal No. 2: Election of Fifteen Directors

The matter was approved as originally proposed. Messrs. and Ms. Takeshi Kunibe, Jun Ohta, Teiko Kudo, Toshihiro Isshiki, Yasuyuki Kawasaki, Masayuki Matsumoto, Shozo Yamazaki, Yoshinobu Tsutsui, Katsuyoshi Shinbo, and Eriko Sakurai were reelected as Directors.

Messrs. and Ms. Akihiro Fukutome, Fumihiko Ito, Yoshiyuki Gono, Charles D. Lake II and Jenifer Rogers were newly elected as Directors.

Messrs. and Ms. Masayuki Matsumoto, Shozo Yamazaki, Yoshinobu Tsutsui, Katsuyoshi Shinbo, Eriko Sakurai, Charles D. Lake II and Jenifer Rogers are Outside Directors.

Shareholder Proposal

Proposal No. 3:   Partial Amendments to the Articles of Incorporation (Issuing and disclosing a transition plan to align lending and investment portfolios with the Paris Agreement’s 1.5 degree goal requiring net zero emissions by 2050)

The matter was disapproved.